UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                           File No. 70-9699

                         Certificate Pursuant to Rule 24
                        and Release No 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period April 1, 2002 through June 30, 2002.


                                    Respectfully submitted,



                                    By:      /s/Richard A.Rapp, Jr.
                                             --------------------------
                                             Richard A. Rapp, Jr.
                                             Deputy General Counsel

Dated: August 22, 2002

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                           QUARTER ENDED JUNE 30, 2002


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

         (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

                  Answer:

                                                                        Average
                                                                      Market Price         Average Issuance Price
                                                Shares Issued       for the Quarter           for the Quarter
                                                -------------       ---------------           ---------------
Employee Discount Stock Purchase Plan                  44,274             $34.4650                  $31.0190
Employee Discount Stock Purchase Plan                   9,166             $35.5250                  $31.9730
Reinvestment
Open Enrollment Plan                                   42,305             $36.7140                  $36.7140
Open Enrollment Plan Reinvestment                     162,177             $35.5250                  $35.5250
401k                                                  335,962             $36.3125                  $36.3125
Employee Stock Options/Restricted Stock                69,834             $36.7673                  $24.1654
Total                                                 663,718         ------------              ------------

         (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

                  Answer: A total of 66,345 options to purchase shares of common stock were granted to eligible individuals during the quarter under the Company's Long-Term Performance Incentive Compensation Plan.

         (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

                  Answer: None.

         (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

                  Answer:

    Letter Of Credit                                   Incremental        Total Amount         Terms
    ----------------                                      Amount

    Beneficiary                 Purpose                   ($000)             ($000)            (Date)
                                                          ------             ------            ------
New York City              Supports KeySpan                250                250             4/17/02
                           Communications Corp.                                               through
                           franchise requirements                                              4/8/03
                           for New York City




         (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

                  Answer: Issuance of $460,000,000 of publicly traded equity units. The equity units are a combination of debt and a forward purchase contract for common stock. The debt portion, with a term of six years, was issued at the offering's inception. The common stock will be issued in three years based on a formula accounting for a premium of 20% and the current market price. The securities will pay a coupon of 8.75%. There was no issuance of preferred stock during the quarter.

Issuer                     Name of Securities        Principal ($000)           Coupon           Maturity
------                     ------------------        ----------------           ------           --------
KeySpan Corporation        MEDS Equity Units          460,000                    8.75%            5/16/05



         (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

                  Answer: None.

         (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

                  Answer: None.

         (h)      The market-to-book ratio of KeySpan's common stock.

                    Answer: 1.75 (Closing price as of June 28, 2002 was $37.65/Book value was $21.54)


         (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

                  Answer: None.


         (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                  Answer: None.

         (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                  Answer:

                                                                                             Average
                                   Issuance             Outstanding         Average         Maturity
                                                             at
..........................  ........................ .................... ............. ...................
                                    ($000)                Month End          Yield          (# days)
                                    ------                ---------          -----          --------
                                                           ($000)
..........................  ........................ .................... ............. ...................
April                              528,500                801,800            2.01%            44.5
..........................  ........................ .................... ............. ...................
May                                423,795                512,975            1.95%            53.1
..........................  ........................ .................... ............. ...................
June                               478,968                570,675            1.94%            65.3
-------------------------  ------------------------ -------------------- ------------- -------------------

          (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

                  Answer: None.

         (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

                  Answer: KeySpan's consolidated balance sheet is contained in its Quarterly Report on Form 10-Q for quarter ended June 30, 2002, and is incorporated by reference herein. No other entity engaged in jurisdictional financings during the second quarter of 2002.

         (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

                  Answer:  See Appendix A hereto.

         (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

                  Answer:  See Appendix B hereto.

         (p) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

                  Answer:  See Appendix C hereto.

                                                                     APPENDIX A
Capital Structure at 6/30/02
----------------------------

                                             Consolidated                             Essex Gas Company
                                                        Percent of                                  Percent of
                                 Thousands of Dollars      Total             Thousands of Dollars      Total
                                --------------------------------------      --------------------------------------
Common Stock                              2,995,501            34.01%                    60,383            32.94%
Retained Earnings                           498,751             5.66%                     5,450             2.97%
Other Comprehensive Income                  (25,925)            (0.29)%                    (813)            (0.44)%
Treasury Stock                             (509,988)            (5.79)%                       -             0.00%
                                --------------------------------------      --------------------------------------
     Total Common Equity                  2,958,339            33.59%                    65,020            35.47%
Preferred Stock                              84,077             0.95%                         -             0.00%
Commercial Paper                            570,655             6.48%
Long-term Debt                            5,193,697            58.97%                    18,297             9.98%
Intercompany Long term Debt                       -             0.00%                   100,000            54.55%
                                --------------------------------------      --------------------------------------
Total Capitalization                      8,806,768           100.00%                   183,317           100.00%
                                ======================================      ======================================
Debt to Capitalization                       66.41%                                      64.53%

                                        Colonial Gas Company                       Boston Gas Company
                                                        Percent of                                Percent of
                                   Thousands of Dollars   Total              Thousands of Dollars   Total
                                  --------------------------------          --------------------------------
Common Stock                                  269,429      41.18%                       461,993      30.98%
Retained Earnings                                 263       0.04%                        (5,916)      (0.40)%
Other Comprehensive Income                     (3,433)      (0.52)%                        (450)      (0.03)%
Treasury Stock                                      -       0.00%                             -       0.00%
                                  --------------------------------          --------------------------------
     Total Common Equity                      266,259      40.69%                       455,627      30.55%
Preferred Stock                                     -       0.00%                        15,302       1.03%
Commercial Paper
Long-term Debt                                105,868      16.18%                       223,805      15.01%
Intercompany Long term Debt                   282,204      43.13%                       796,685      53.42%
                                  --------------------------------          --------------------------------
Total Capitalization                          654,331     100.00%                     1,491,419     100.00%
                                  ================================          ================================
Debt to Capitalization                         59.31%                                    69.45%

                                        KeySpan Generation LLC                  EnergyNorth Natural Gas, Inc.
                                                        Percent of                                  Percent of
                                 Thousands of Dollars      Total             Thousands of Dollars      Total
                                --------------------------------------      --------------------------------------
Common Stock                                192,064            35.56%                   143,653            66.22%
Retained Earnings                            30,034             5.56%                   (71,380)           (32.91)%
Other Comprehensive Income                     (267)            (0.05)%                  (2,116)            (0.98)%
Treasury Stock                                    -             0.00%                         -             0.00%
                                --------------------------------------      --------------------------------------
     Total Common Equity                    221,831            41.07%                    70,157            32.34%
Preferred Stock                                   -             0.00%                         -             0.00%
Long-term Debt                               64,272            11.90%                    40,729            18.78%
Intercompany Long term Debt                 253,986            47.03%                   106,036            48.88%
                                --------------------------------------      --------------------------------------
Total Capitalization                        540,089           100.00%                   216,922           100.00%
                                ======================================      ======================================
Debt to Capitalization                       58.93%                                      67.66%

                                The Brooklyn Union Gas Company             KeySpan Gas East Corporation
                                                       Percent of                               Percent of
                                Thousands of Dollars    Total             Thousands of Dollars   Total
                                --------------------------------          --------------------------------
Common Stock                            468,747      29.92%                       532,862      37.22%
Retained Earnings                       452,257      28.87%                       125,443       8.76%
Other Comprehensive Income                  140      0.01 %                          (185)      (0.01)%
Treasury Stock                                -       0.00%                             -       0.00%
                                --------------------------------          --------------------------------
     Total Common Equity                921,144      58.80%                       658,120      45.96%
Preferred Stock                               -       0.00%                             -       0.00%
Long-term Debt                          645,558      41.20%                       525,000      36.67%
Intercompany Long term Debt                   -       0.00%                       248,723      17.37%
                                --------------------------------          --------------------------------
Total Capitalization                  1,566,702     100.00%                     1,431,843     100.00%
                                ================================          ================================
Debt to Capitalization                   41.20%                                    54.04%

                                                                     APPENDIX B


Retained Earnings Analysis - for the period April 1, 2002 through June 30, 2002


                                                                The Brooklyn Union       KeySpan Gas           KeySpan Energy
                                        Consolidated              Gas Company          East Corporation          Corporation

                                        Thousands of              Thousands of           Thousands of           Thousands of
                                           Dollars                  Dollars                Dollars                 Dollars
                                    ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 4/1/02                      602,990                 494,843                128,812                 (236,654)
Earnings                                           9,512                   7,414                 (3,369)                      (5)
Common Dividends                                 (63,144)                (50,000)                     -                        -
Preferred Dividends                               (1,476)                      -                      -                        -
MEDS Equity Unit Issue                           (49,131)                      -                      -                        -
                                    ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 6/30/02                     498,751                 452,257                125,443                 (236,659)
                                    =====================      ==================     ==================    =====================




                                    EnergyNorth Natural Gas Inc.  Boston Gas Company    Essex Gas Company     Colonial Gas Company

                                         Thousands of              Thousands of           Thousands of           Thousands of
                                            Dollars                  Dollars                Dollars                 Dollars
                                     ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 4/1/02                           803                   5,894                  5,729                   16,990
Earnings                                          (72,183)                (11,560)                  (279)                  (2,727)
Common Dividends                                        -                       -                      -                        -
Preferred Dividends                                     -                    (250)                     -                        -
Other                                                   -                       -                      -                  (14,000)
                                     ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 6/30/02                      (71,380)                 (5,916)                 5,450                      263
                                     =====================      ==================     ==================    =====================




                                    KeySpan Generation LLC       KeySpan New England LLC

                                        Thousands of                  Thousands of
                                            Dollars                      Dollars
                                    ---------------------      ---------------------
Retained Earnings at 4/1/02                        31,859                      7,329
Earnings                                            3,175                    (15,234)
Common Dividends                                   (5,000)                         -
Preferred Dividends                                     -                       (250)
Other                                                   -                          -
                                    ---------------------      ---------------------
Retained Earnings at 6/30/02                       30,034                     (8,155)
                                    =====================      =====================

                                                                     APPENDIX C


Investments in EWGs and FUCOs at 6/30/02
----------------------------------------

                                                                                                               Percent of
                                                                                  $ Thousands                 Total Equity
                                                                             ---------------------           --------------
Investment
            KeySpan-Ravenswood, Inc.                                                520,549                         17.60%
            Finsa Energeticos, S. de R.L. de C.V.                                     1,375                          0.05%
            Phoenix Natural Gas Limited                                              46,156                          1.56%
            KeySpam-Glenwood Energy Center, LLC                                      86,495                          2.92%
            KeySpan-Port Jefferson Energy Center, LLC                                94,606                          3.20%
            Ravenswood Expansion                                                    117,080                          3.96%
                                                                             ---------------------           --------------
            Total Current Investments                                               866,261   A                     29.28%

* Consolidated Retained Earnings                                                    507,037   B

Total Equity                                                                      2,958,339   C


Percentages
            Current Investments to Retained Earnings                                170.85%    A/B
            Current Investments to Total Equity                                      29.28%    A/C
            Remaining Authorized Investment                                          79.15%
            Remaining Authorized Investment - Thousands of Dollars                  401,330


* Pursuant to Rule 53(a)(1)(ii), consolidated retained earnings is the average of the last four quarters.